UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2014

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: March 12, 2014	By:	/s/ Gregory A.C. Yull
Gregory A.C. Yull, President and Chief Executive Officer

Intertape Polymer Group Reports Improved 2013 Fourth Quarter and Annual Results

Adjusted EBITDA of $103.1 million for 2013 increased 20.4% over last year

MONTREAL, QUEBEC and SARASOTA, FLORIDA – March 12, 2014 - Intertape Polymer Group Inc. (TSX:ITP) (“Intertape” or the “Company”) today released results for the fourth quarter and year ended December 31, 2013. All amounts are denominated in US dollars unless otherwise indicated and all percentages are calculated on unrounded numbers.

Fiscal Year 2013 Highlights:

•	Gross margin increased to 20.3% from 17.7% last year

•	Adjusted EBITDA increased 20.4% to $103.1 million

•	Cash flows from operating activities before changes in working capital were $90.8 million compared to $78.7 million last year

•	Redeemed remaining $38.7 million of Senior Subordinated Notes (“Notes”)

•	Total debt reduced by $21.5 million

•	Adjusted fully diluted EPS of $1.68 (includes $0.62 per share of positive impact from the recognition of deferred tax assets – more details below) compared to $0.65 last year

Other Announcements:

•	On February 6, 2014, the Board of Directors declared a quarterly dividend of $0.08 per common share

“Despite a slow economic recovery in North America, we achieved adjusted EBITDA of $103.1 million for 2013, which marks the third year of improving performance for the Company. Our success in improving our mix of products and executing our manufacturing cost reduction initiatives is well reflected in our gross margin of 20.3% for 2013 compared to 17.7% last year,” stated Intertape President and Chief Executive Officer, Greg Yull.

“We achieved manufacturing cost reductions of approximately $14 million during the year, of which approximately $3.2 million was related to the Richmond facility closure and the consolidation of shrink film in Tremonton. We continue to focus a significant amount of resources on executing the South Carolina Project which remains on target for completion in the first half of 2015.

“Our operating cash flows allowed us to commit significant investments in capital projects, to redeem the remaining 8.5% Notes and to pay dividends, all of which we believe are important to the future of the Company and its stakeholders,” concluded Mr. Yull.

On February 6, 2014 the Board of Directors declared a dividend of $0.08 per common share payable on March 31, 2014 to shareholders of record at the close of business March 19, 2014. These dividends will be designated by the Company as “eligible dividends” as defined in Subsection 89(1) of the Income Tax Act (Canada).

Revenue for the year ending December 31, 2013 was $781.5 million, a decrease of 0.4% compared to $784.4 million for 2012. For 2013, selling prices, including the impact of product mix, increased approximately 2% and sales volume decreased approximately 3%. Revenue for the fourth quarter of 2013 was $191.5 million, an increase of 1.2% compared to $189.3 million for the fourth quarter of 2012. For the fourth quarter of 2013, selling prices, including the impact of product mix, increased approximately 5% and sales volume decreased approximately 4%. In both periods, we believe the Company benefited from a favourable pricing environment and continued to improve its product mix by de-emphasizing the sales of lower margin products.

When compared to the third quarter of 2013, revenue for the fourth quarter of 2013 decreased 4.2% from $199.9 million to $191.5 million. Sales volume decreased approximately 4% primarily due to normal seasonality.

Gross profit for the year ended December 31, 2013 totalled $158.5 million, a 14.2% increase from $138.7 million in 2012. Gross margin was 20.3% and 17.7% in 2013 and 2012, respectively. Gross profit totalled $37.9 million in the fourth quarter of 2013, a 7.7% increase from $35.2 million in 2012. Gross margin was 19.8% in the fourth quarter of 2013 and 18.6%, in the fourth quarter of 2012. In both periods, we believe, the improvement was due to a favourable pricing environment and product mix, combined with the Company’s continued success in executing manufacturing cost reduction initiatives.

Gross profit totalled $37.9 million in the fourth quarter of 2013, a decrease of 5.1% from $40.0 million in the third quarter of 2013. Gross margin was 20.0% for the third quarter of 2013. Gross profit primarily decreased due to lower sales volume.

Selling, general and administrative expenses (“SG&A”) for the year ended December 31, 2013 totalled $82.7 million, a 4.5% increase from $79.1 million in 2012. As a percentage of revenue, SG&A increased slightly from 10.1% in 2012 to 10.6% in 2013 primarily due to an increase in Stock Appreciation Rights (“SAR”) expense related to the impact of award vesting and an increase in the Company’s share price.

SG&A totalled $19.0 million for the fourth quarter of 2013 compared to $20.8 million in the fourth quarter of 2012 and $20.5 million in the third quarter of 2013. As a percentage of revenue, SG&A was 9.9%, 11.0% and 10.3% for the fourth quarter of 2013, the fourth quarter of 2012 and the third quarter of 2013, respectively. When compared to the fourth quarter of 2012, SG&A decreased primarily due to lower SAR and variable compensation expense. When compared to the third quarter of 2013, SG&A decreased primarily due to lower SAR expense.

Adjusted EBITDA for the year ended December 31, 2013 totalled $103.1 million, a 20.4% increase from $85.6 million in 2012. Adjusted EBITDA for the fourth quarter of 2013 totalled $24.0 million, a 12.3% increase from $21.4 million for the fourth quarter of 2012 and a 10.4% decrease from $26.8 million for the third quarter of 2013. These changes in adjusted EBITDA were primarily due to the changes in gross profit.

During the fourth quarter of 2013, the Company recognized $47.8 million of its US deferred tax assets, all of which was previously derecognized as of December 31, 2010. Of this $47.8 million, $43.0 million impacted net earnings while the remaining impacted shareholders’ equity. This increase in net earnings of $43.0 million was partially offset by the derecognition of $4.6 million of deferred tax assets in the Canadian jurisdiction, resulting in a net positive impact to net earnings of $38.4 million (“impact from the recognition of deferred tax assets”).

Net earnings for the year ended December 31, 2013 totalled $67.4 million or $1.09 per share fully diluted, a 231% increase from $20.4 million or $0.34 per share fully diluted in 2012.

Net earnings for the fourth quarter of 2013 totalled $53.6 million or $0.86 per share fully diluted compared to $5.7 million or $0.09 per share for the fourth quarter of 2012 and $14.4 million or $0.23 per share fully diluted for the third quarter of 2013.

Adjusted net earnings for the year ended December 31, 2013 totalled $103.3 million or $1.68 per share fully diluted, a 161% increase from $39.6 million or $0.65 per share fully diluted in 2012. Adjusted net earnings totalled $52.5 million or $0.84 per share fully diluted for the fourth quarter of 2013 compared to $10.0 million or $0.16 per share fully diluted for the fourth quarter of 2012 and $17.5 million or $0.28 per share fully diluted for the third quarter of 2013.

For a reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures, see the Non-GAAP Financial Measures section below.

Cash flows from operations before changes in working capital items for the year ended December 31, 2013 increased 15.4% to $90.8 million from $78.7 million in 2012. The increase was primarily due to higher gross profit partially offset by an increase in cash costs related to manufacturing facility closures, restructuring and other related charges.

Cash flows from operations before changes in working capital items in the fourth quarter of 2013 increased 8.0% to $21.0 million from $19.4 million in the fourth quarter of 2012 and decreased 16.0% from $25.0 million in the third quarter of 2013. When compared to the fourth quarter of 2012, the increase was primarily due to an increase in adjusted EBITDA partially offset by income taxes paid.

The Company had total cash and loan availability of $50.3 million as of December 31, 2013, $44.5 million as of September 30, 2013 and $54.7 million as of December 31, 2012. The Company had cash and loan availability under its ABL facility exceeding $57 million as of March 11, 2014.

Total debt as of December 31, 2013 was $129.8 million, a decrease of $21.5 million from December 31, 2012. The debt to trailing twelve month adjusted EBITDA ratio was 1.3 as of December 31, 2013.

Outlook

For 2014, the Company anticipates moderate revenue growth similar to the forecasted North American economic growth, while continuing to improve product mix. The Company will continue to focus on executing on the previously announced relocation and modernization of its Columbia, South Carolina manufacturing operation to a new facility in Blythewood, South Carolina (“South Carolina Project”) and on reducing variable manufacturing costs.

The Company’s financial projections include the following:

•	Revenue for the first quarter of 2014 is expected to be greater than the fourth quarter of 2013, which is reflective of normal seasonality. Revenue is expected to be approximately the same or slightly higher than the first quarter of 2013;

•	Gross margin for 2014, as well as for the first quarter of 2014 is expected to be in the range of 20% to 22%;

•	After the South Carolina Project has been completed and start-up inefficiencies have been resolved, the Company expects overall gross margin to be between 22% and 24%;

•	Adjusted EBITDA for the first quarter of 2014 is expected to be slightly higher compared to both the fourth quarter of 2013 and the first quarter of 2013;

•	Cash flows from operations in the first quarter of 2014 are expected to be lower than the fourth quarter of 2013 primarily due to seasonal first quarter working capital requirements and is also expected to be lower than the first quarter of 2013;

•	Cash income taxes paid in 2014 are expected to be less than $5 million and the effective income tax rate is expected to be approximately 40%;

•	Capital expenditures are expected to be $10 to $14 million and $31 to $35 million in the first quarter and full year 2014, respectively;

•	Manufacturing cost reductions are expected to total $16 to $20 million in 2014, which includes an incremental $3 million as compared to 2013 for expected savings relating to the Kentucky Plant Closure and the Shrink Film Consolidation; and

•	The South Carolina Project is expected to result in total annual cash savings in excess of $13 million starting in the first half of 2015 with the first full year effects in 2016 and total charges of $5 to $7 million between 2014 and 2015.

Non-GAAP Financial Measures

This press release contains certain non-GAAP financial measures as defined under applicable securities legislation, including EBITDA, adjusted EBITDA, adjusted net earnings, adjusted earnings per share and free cash flows. The Company believes such non-GAAP financial measures improve the period-to-period comparability of the Company’s results by providing more insight into the performance of ongoing core business operations. As required by applicable securities legislation, the Company has provided reconciliations of those measures to the most directly comparable GAAP measures. Investors and other readers are encouraged to review the related GAAP financial measures and the reconciliation of non-GAAP measures to their most directly comparable GAAP measures set forth below and should consider non-GAAP measures only as a supplement to, not as a substitute for or as a superior measure to, measures of financial performance prepared in accordance with GAAP.

EBITDA

A reconciliation of the Company’s EBITDA, a non-GAAP financial measure, to net earnings, the most directly comparable GAAP measure, is set out in the EBITDA reconciliation table below. EBITDA should not be construed as earnings before income taxes, net earnings or cash flows from operating activities as determined by GAAP. The Company defines EBITDA as net earnings before (i) interest and other (income) expense; (ii) income tax expense (benefit); (iii) refinancing expense, net of amortization; (iv) amortization of debt issue costs; (v) amortization of intangible assets; and (vi) depreciation of property, plant and equipment. Adjusted EBITDA is defined as EBITDA before (i) manufacturing facility closures, restructuring and other related charges; (ii) stock-based compensation expense; (iii) impairment of goodwill; (iv) impairment of long-lived assets and other assets; (v) write-down on assets classified as held-for-sale; and (vi) other discrete items as shown in the table below. The terms “EBITDA” and “adjusted EBITDA” do not have any standardized meanings prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. EBITDA and adjusted EBITDA are not measurements of financial performance under GAAP and should not be considered as alternatives to cash flows from operating activities or as alternatives to net earnings as indicators of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included these non-GAAP financial measures because it believes that it permits investors to make a meaningful comparison of the Company’s performance between periods presented. In addition, EBITDA and adjusted EBITDA are used by Management and the Company’s lenders in evaluating the Company’s performance.

EBITDA And Adjusted EBITDA Reconciliation To Net Earnings

(In millions of US dollars)

(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2013	2012	2013	2012	2011
	$	$	$	$	$
Net earnings	53.6	5.7	67.4	20.4	7.4
Add back:
Interest and other expense	1.0	3.5	6.7	14.5	17.5
Income tax expense (benefit)	(39.3)	0.5	(35.8)	0.2	1.8
Depreciation and amortization	6.9	7.6	27.7	30.4	30.9

EBITDA	22.2	17.3	66.0	65.5	57.6
Manufacturing facility closures, restructuring and other related charges	1.6	3.2	30.7	18.3	2.9
Stock-based compensation expense	0.1	0.9	4.9	1.8	0.8
Impairment of long-lived assets and other assets	0.0	—	0.2	—	—
Other Item: Provision related to the resolution of a contingent liability	—	—	1.3	—	1.0

Adjusted EBITDA	24.0	21.4	103.1	85.6	62.2

Adjusted Net Earnings

A reconciliation of the Company’s adjusted net earnings, a non-GAAP financial measure, to net earnings, the most directly comparable GAAP measure, is set out in the adjusted net earnings reconciliation table below. Adjusted net earnings should not be construed as net earnings as determined by GAAP. The Company defines adjusted net earnings as net earnings before (i) manufacturing facility closures, restructuring and other related charges; (ii) stock-based compensation expense; (iii) impairment of goodwill; (iv) impairment of long-lived assets and other assets; (v) write-down on assets classified as held-for-sale; (vi) other discrete items as shown in the table below; and (vii) income tax effect of these items. The term “adjusted net earnings” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted net earnings is not a measurement of financial performance under GAAP and should not be considered as an alternative to net earnings as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it permits investors to make a meaningful comparison of the Company’s performance between periods presented. In addition, adjusted net earnings is used by Management in evaluating the Company’s performance because it believes it provides an indicator of the Company’s performance that is often more accurate than GAAP financial measures.

Adjusted earnings per share is also presented in the following table and is a non-GAAP financial measure. Adjusted earnings per share should not be construed as earnings per share as determined by GAAP. The Company defines adjusted earnings per share as adjusted net earnings divided by the weighted average number of common shares outstanding, both basic and diluted. The term “adjusted earnings per share” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted earnings per share is not a measurement of financial performance under GAAP and should not be considered as an alternative to earnings per share as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it permits investors to make a meaningful comparison of the Company’s performance between periods presented. In addition, adjusted earnings per share is used by Management in evaluating the Company’s performance because it believes it provides an indicator of the Company’s performance that is often more accurate than GAAP financial measures.

Adjusted Net Earnings Reconciliation To Net Earnings

(In millions of US dollars, except per share amounts and share numbers)

(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2013	2012	2013	2012	2011
	$	$	$	$	$
Net earnings	53.6	5.7	67.4	20.4	7.4
Add back:
Manufacturing facility closures, restructuring and other related charges	1.6	3.2	30.7	18.3	2.9
Stock-based compensation expense	0.1	0.9	4.9	1.8	0.8
Impairment of long-lived assets and other assets	—	—	0.2	—	—
Other Item: Provision related to the resolution of a contingent liability	—	—	1.3	—	1.0
Income tax effect of these items	(2.9)	0.2	(1.1)	(0.9)	—

Adjusted net earnings	52.5	10.0	103.3	39.6	12.0

Earnings per share
Basic	0.88	0.10	1.12	0.35	0.13
Diluted	0.86	0.09	1.09	0.34	0.12
Adjusted earnings per share
Basic	0.86	0.17	1.71	0.67	0.20
Diluted	0.84	0.16	1.68	0.65	0.20
Weighted average number of common shares outstanding
Basic	60,776,649	59,316,858	60,379,533	59,072,407	58,961,050
Diluted	62,170,733	61,036,145	61,632,652	60,629,136	59,099,198

Free Cash Flows

The Company is including free cash flows, a non-GAAP financial measure, because it is used by Management and investors in evaluating the Company’s performance and liquidity. Free cash flows does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Free cash flows should not be interpreted to represent residual cash flow available for discretionary purposes, as it excludes other mandatory expenditures such as debt service.

Free Cash Flows Reconciliation

(In millions of US dollars)

(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2013	2012	2013	2012	2011
	$	$	$	$	$
Cash flows from operating activities	22.9	31.8	82.2	84.5	48.8
Less purchases of property, plant and equipment and other assets	(12.3)	(9.2)	(46.8)	(21.6)	(14.0)

Free cash flows	10.6	22.6	35.3	62.9	34.7

New or Amended Accounting Standards

As noted in the March 31, 2013 unaudited Interim Condensed Consolidated Financial Statements, the Company adopted Amended IAS 19 - Employee Benefits, on January 1, 2013 requiring retrospective application to operating results for fiscal years 2012 and 2011. As such, the December 31, 2013 annual consolidated financial statements reflect the Company’s adoption of this guidance and include corresponding comparative information for 2012 and 2011 which resulted in the Company’s net earnings to be lower than originally reported. See the Section entitled “Pension and Other Post-Retirement Benefit Plans” of the Management’s Discussion and Analysis and Note 2 – Changes in Accounting Policies of the December 31, 2013 consolidated financial statements, for a summary of the impact of the adoption of this guidance on the Company’s financial results.

Conference Call

A conference call to discuss Intertape’s 2013 fourth quarter and annual results will be held Wednesday, March 12, 2014, at 10 A.M. Eastern Time. Participants may dial 877-223-4471 (USA & Canada) and 647-788-4922 (International).

You may access a replay of the call by dialing 800-585-8367 (USA & Canada) or 416-621-4642 (International) and entering the Access Code 63095699. The recording will be available from March 12, 2014 at 1:00 P.M. until April 11, 2014 at 11:59 P.M. Eastern Time.

About Intertape Polymer Group Inc.

Intertape Polymer Group Inc. is a recognized leader in the development, manufacture and sale of a variety of paper and film based pressure sensitive and water activated tapes, polyethylene and specialized polyolefin films, woven coated fabrics and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota, Florida, the Company employs approximately 1,800 employees with operations in 16 locations, including 10 manufacturing facilities in North America and one in Europe.

Forward-Looking Statements

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, (collectively, “forward-looking statements”) and are made in reliance upon the protections provided by such legislation for forward-looking statements. All statements other than statements of historical facts included in this press release, including statements regarding the importance of our capital projects, the redemption of the remaining 8.5% Notes and the payment of dividends to the future of the Company and its stakeholders, and the Company’s financial projections for 2014, may constitute forward-looking statements. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which the Company operates as well as beliefs and assumptions made by the Company’s management. Such statements include, in particular, statements about the Company’s plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: the Company’s anticipated business strategies; customer demand; general economic conditions; risks and costs inherent in litigation; the Company’s ability to maintain and improve quality and customer service; anticipated savings from the Company’s manufacturing plant rationalization initiatives; anticipated trends in the Company’s business; competition; anticipated cash flows from the Company’s operations; availability of funds under the Company’s Asset-Based Loan facility; and the Company’s ability to continue to control costs. The Company can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Readers are cautioned not to place undue reliance on any forward-looking statement. For additional information regarding some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements and other risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read “Item 3. Key Information - Risk Factors” in the Company’s annual report on Form 20-F for the year ended December 31, 2012 and the other factors contained in the Company’s filings with the Canadian securities regulators and the US Securities and Exchange Commission. Each of these forward-looking statements speaks only as of the date of this press release. The Company will not update these statements unless applicable securities laws require it to do so.

FOR FURTHER INFORMATION PLEASE CONTACT:

MaisonBrison Communications

Rick Leckner/Pierre Boucher

514-731-0000

Intertape Polymer Group Inc.

Consolidated Earnings

Periods ended December 31,

(In thousands of US dollars, except per share amounts)

	Three months (Unaudited)		Twelve Months (Audited)
	2013	2012 (1)	2013	2012 (1)
	$	$	$	$
Revenue	191,490	189,291	781,500	784,430
Cost of sales	153,543	154,048	623,006	645,681

Gross profit	37,947	35,243	158,494	138,749

Selling, general and administrative expenses	18,968	20,849	82,682	79,135
Research expenses	2,008	1,528	6,900	6,227

	20,976	22,377	89,582	85,362

Operating profit before manufacturing facility closures, restructuring and other related charges	16,971	12,866	68,912	53,387
Manufacturing facility closures, restructuring and other related charges	1,647	3,172	30,706	18,257

Operating profit	15,324	9,694	38,206	35,130

Finance costs
Interest	847	3,147	5,707	13,233
Other expense	159	355	946	1,303

	1,006	3,502	6,653	14,536
Earnings before income tax expense (benefit)	14,318	6,192	31,553	20,594
Income tax expense (benefit)
Current	233	969	3,622	927
Deferred	(39,540)	(464)	(39,426)	(714)

	(39,307)	505	(35,804)	213

Net earnings	53,625	5,687	67,357	20,381

Earnings per share
Basic	0.88	0.10	1.12	0.35
Diluted	0.86	0.09	1.09	0.34

Intertape Polymer Group Inc.

Consolidated Comprehensive Income

Periods ended December 31,

(In thousands of US dollars)

	Three months (Unaudited)		Twelve Months (Audited)
	2013	2012 (1)	2013	2012 (1)
	$	$	$	$
Net earnings	53,625	5,687	67,357	20,381

Other comprehensive income (loss)
Changes in fair value of forward foreign exchange rate contracts, designated as cash flow hedges (net of deferred income tax expense of nil in 2012 and 2011)	—	—	—	227
Settlements of forward foreign exchange rate contracts, transferred to earnings (net of income tax expense of nil in 2012 and 2011)	—	—	`—	(214)
Change in cumulative translation adjustments	(1,890)	(446)	(3,978)	2,002

Items that will be reclassified subsequently to net earnings	(1,890)	(446)	(3,978)	2,015

Remeasurement of defined benefit liability (net of income tax (expense) benefit of ($6,160), $1,047 in 2012 and $1,277 in 2011)	11,501	(3,656)	11,501	(4,310)
Deferred tax benefit due to the recognition of US deferred tax assets	4,671	—	4,671	—

Items that will not be reclassified subsequently to net earnings	16,172	(3,656)	16,172	(4,310)

Other comprehensive income (loss)	14,282	(4,102)	12,194	(2,295)

Comprehensive income for the period	67,907	1,585	79,551	18,086

Intertape Polymer Group Inc.

Consolidated Cash Flows

Periods ended December 31,

(In thousands of US dollars)

	Three months (Unaudited)		Twelve Months (Audited)
	2013	2012 (1)	2013	2012 (1)
	$	$	$	$
OPERATING ACTIVITIES
Net earnings	53,625	5,687	67,357	20,381
Adjustments to net earnings
Depreciation and amortization	6,905	7,603	27,746	30,397
Income tax expense (benefit)	(39,307)	505	(35,804)	213
Interest expense	847	3,147	5,707	13,233
Charges in connection with manufacturing facility closures, restructuring and other related charges	394	1,345	23,863	14,958
Reversal of write-down of inventories, net	—	—	—	(31)
Stock-based compensation expense	112	892	4,937	1,832
Pension and other post-retirement benefits expense	800	756	3,077	3,702
(Gain) loss on foreign exchange	46	15	(100)	(56)
Other adjustments for non cash items	(142)	264	(386)	(77)
Income taxes (paid) refunded, net	(877)	388	(1,371)	(291)
Contributions to defined benefit plans	(1,399)	(1,158)	(4,222)	(5,562)

Cash flows from operating activities before changes in working capital items	21,004	19,444	90,804	78,699

Changes in working capital items
Trade receivables	8,537	18,078	(2,778)	6,269
Inventories	(366)	(3,874)	(3,492)	(1,500)
Parts and supplies	(114)	(81)	(570)	(967)
Other current assets	(2,537)	(1,857)	(2,402)	(104)
Accounts payable and accrued liabilities	(3,648)	484	(1,865)	2,646
Provisions	29	(349)	2,463	(570)

	1,901	12,401	(8,644)	5,774

Cash flows from operating activities	22,905	31,845	82,160	84,473

INVESTING ACTIVITIES
Proceeds on the settlements of forward foreign exchange rate contracts	—	—	—	198
Purchases of property, plant and equipment	(12,302)	(9,211)	(46,818)	(21,552)
Proceeds from disposals of property, plant and equipment and other assets	203	5	1,849	35
Restricted cash and other assets	(143)	10	416	305
Purchase of intangible assets	(168)	(35)	(339)	(64)

Cash flows from investing activities	(12,410)	(9,231)	(44,892)	(21,078)

FINANCING ACTIVITIES
Proceeds from long-term debt	35,739	77,582	111,799	135,333
Repayment of long-term debt	(43,754)	(93,371)	(134,671)	(178,168)
Payments of debt issue costs	—	(818)	(139)	(2,281)
Interest paid	(889)	(2,173)	(6,692)	(14,190)
Proceeds from exercise of stock options	(11)	1,529	3,760	2,046
Dividends Paid	(4,862)	(4,759)	(14,520)	(4,759)

Cash flows from financing activities	(13,777)	(22,010)	(40,463)	(62,019)

Net increase (decrease) in cash	(3,282)	604	(3,195)	1,376
Effect of foreign exchange differences on cash	(169)	105	(196)	170
Cash, beginning of year	5,951	5,182	5,891	4,345

Cash, end of year	2,500	5,891	2,500	5,891

Intertape Polymer Group Inc.

Consolidated Balance Sheets

As of

(In thousands of US dollars)

	December 31, 2013	December 31, 2012
	$	$
ASSETS
Current assets
Cash	2,500	5,891
Trade receivables	78,543	75,860
Other receivables	6,552	5,163
Inventories	94,319	91,910
Parts and supplies	13,574	14,442
Prepaid expenses	6,533	5,701

	202,021	198,967
Property, plant and equipment	181,612	185,592
Other assets	3,650	3,597
Intangible assets	1,597	1,980
Deferred tax assets	76,319	36,016

Total assets	465,199	426,152

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	76,417	76,005
Provisions	1,865	1,526
Installments on long-term debt	8,703	9,688

	86,985	87,219
Long-term debt	121,111	141,611
Pension and other post-retirement benefits	21,545	40,972
Other liabilities	1,250	625
Provisions	3,880	1,891

	234,771	272,318

SHAREHOLDERS’ EQUITY
Capital stock	359,201	351,702
Contributed surplus	20,497	16,386
Deficit	(148,500)	(217,462)
Accumulated other comprehensive income (loss)	(770)	3,208

	230,428	153,834

Total liabilities and shareholders’ equity	465,199	426,152

(1)	On January 1, 2013 Amended IAS 19-Employee Benefits became effective and required retrospective application to operating results for fiscal years 2012 and 2011, and as a result, the Company’s net earnings for 2012 and 2011 were lower than originally reported. Refer to Note 2 – Changes in Accounting Policies of the December 31, 2013 consolidated financial statements, for a summary of the impact of the adoption of this guidance on the Company’s financial results.